EXHIBIT 99.1

Volvo -- Invitation to Press and Tele Conference

GOTEBORG, Sweden, Jan. 27, 2005 (PRIMEZONE) -- Volvo hereby invites the media to a press conference on Thursday, February 10 in conjunction with the release of the Volvo Group's report on the fourth quarter 2004.

Time: 10.00 hrs CET Place: Sparvagnshallarna Birger Jarlsgatan 57 A 113 81 Stockholm Tel +46 8 15 22 44

Volvo will be represented at the press conference by CEO Leif Johansson, among other Volvo executives. Volvo's report is scheduled to be released at about 7:30 a.m. CET on February 10. The press conference will be webcast via Internet on www.volvo.com and it will also be possible to participate and ask questions via telephone. For those who wish to participate in the press conference by telephone, please call +44 (0)20 7784 1020 (U.K.), +1 718 354 1157 (U.S.) or +46(0)8 5661 8494 (Sweden) 5-10 minutes prior to the start.

Analyst tele conference 14.30 p.m. CET

The same numbers as for the press conference apply (see above). If there is a problem with connecting to one of the phone numbers please use one of the others. The tele conference will be webcast on www.volvo.com. To download the presentation please go to www.volvo.com.

Welcome!

AB Volvo Media Relations

January 27, 2005

For further information, contact Par Aronsson, +46 31 66 13 73, +46 706 65 13 73

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the U.S.

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CONTACT:  Volvo
          Par Aronsson
          +46 31 66 13 73, +46 706 65 13 73